Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 29, 2024

VIA EDGAR CORRESPONDENCE

Ellie Quarles
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mrs. Quarles:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on June 5, 2024 (the “Registration Statement”). The Registration Statement relates to the FT Vest Emerging Markets Buffer ETF – March, the FT Vest Emerging Markets Buffer ETF – September, and the FT Vest Emerging Markets Buffer ETF – December (each a “Fund” and, together, the “Funds”), each a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Trust with the Staff on August 13, 2024. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Statement of Additional Information

The Staff notes Response to Comment 11 set forth in the Prior Correspondence Letter. Please clarify why the Trust would be charged for these additional fees. The disclosure indicates that the fees may be charged back to the Trust or otherwise paid from the Trust’s assets.

Response to Comment 1

In response to the Staff’s comment, the disclosure copied below has been removed from the Fund’s statement of additional information. The Registrant further notes that the terms of the Fund’s investment management agreement do not preclude the Advisor from making the payments contemplated by the remainder of the referenced disclosure. Such payments are made only out of the profits of the Advisor and not as a part of the expenses contemplated by the investment management agreement.

First Trust may also make payments to certain intermediaries for certain administrative services and shareholder processing services, including record keeping and sub-accounting of shareholder accounts pursuant to a sub-transfer agency, omnibus account service or sub-accounting agreement. All fees payable by First Trust under this category of services may be charged back to the Fund, subject to approval by the Board.

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Please call me at (312) 845-3721 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon